Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-167596
June 28, 2010
HiSoft Technology International Limited
     HiSoft Technology International Limited, or HiSoft, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents HiSoft has filed with the SEC for more complete information about HiSoft and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents HiSoft has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HiSoft, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-800-503-4611(calling this number is not toll free outside the United States). You may also access HiSoft’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1493639/000095012310061457/0000950123-10-061457-index.htm
     This free writing prospectus reflects the following amendments that were made in Amendment No. 1 to HiSoft’s registration statement on Form F-1, or Amendment No. 1, as filed via EDGAR with the SEC on June 28, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 1.
RISK FACTORS
The following risk factor has been added to page 43:
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement regarding the implementation of a nominating committee. This may afford less protection to holders of our common shares and ADSs.
     The NASDAQ Marketplace Rules in general require listed companies to have, among other things, a nominating committee consisting solely of independent directors and establishment of a formal director nomination process. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a nominating committee or establishment of a formal director nominations process. We currently intend to rely upon the relevant home country exemption in lieu of the nominating committee or nominations process. As a result, the level of independent oversight over management of our company may afford less protection to holders of our common shares and ADSs.
MANAGEMENT
The disclosure relating to “Terms of Directors and Executive Officers” has been revised. The relevant disclosure (as amended) on page 121 is set forth below:
Terms of Directors and Executive Officers
     We will initially have five directors, two of whom will be independent directors, on our board of directors upon the closing of this offering. In compliance with Nasdaq corporate governance rules, a majority of our board of directors will be independent directors within one year of the listing of our ADSs on the Nasdaq Global Market. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. All of our directors hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next following annual shareholders meeting.
The disclosure relating to “Board Committees” has been revised. The relevant disclosure (as amended) on page 122 is set forth below:
Board Committees
     Our board of directors has established an audit committee and a compensation committee. We currently do not plan to establish a nominating committee or establish a formal director nominations process. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Marketplace Rules. This home country practice of ours differs from Rule 5605(e) of the Nasdaq Marketplace Rules regarding implementation of a nominating committee and the director nomination process, because there are no specific requirements under Cayman Islands law on the establishment of a nominating committee and the director nomination process.